

January 17, 2012

Via E-mail
Michael A. Bender
Chief Financial Officer
Spirit Finance Corporation
14631 North Scottsdale Road, Suite 200
Scottsdale, AZ 85254

> **Re: Spirit Finance Corporation**
> **Amendment No. 1 to Form S-11**
> **Filed December 22, 2011**
> **File No. 333-177904**

Dear Mr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 15

As a result of acquiring C corporations in carry-over basis transactions….page 27

1.   Please advise us of your expected accounting treatment of the transaction with RAIT.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 58 to 59

2.   We note your response to prior comment 16 which indicates that the ultimate ownership of Spirit Finance Capital Management, LLC ("SFCM") is identical to that of Redford Holdco, LLC. It is still unclear to us how you determined that this was an acquisition of entities under common control. Please further tell us whether there was

contemporaneous written evidence of an agreement that would result in a majority of each entities' shares to be voted in concert. Additionally, please discuss the economic substance of the combination of SFCM into Spirit Finance Corporation.

Business and Properties, page 93

Risk Management, page 100

Historical Summary of Tenant Financial Distress Portfolio, page 102

3. Please explain to us how the amounts of realized and estimated losses related to your tenant financial distress portfolio tie into your historical financial statements. Provide us with your proposed clarifying disclosure.

Lease Expirations, page 109

4. We note your response to comment 25. While we acknowledge your representation that the company does not consider rent to square foot data, we continue to believe that the presentation of percentage of square footage expiring, alongside your disclosure of percentage of annual rent expiring, is useful in that it illustrates the impact of expirations on your occupancy rates. We therefore reissue the comment. If the company does not compute occupancy rates based on square footage, please advise.

Biographical Summaries of Directors and Executive Officers, page 114

5. We note your response to comment 28 of our letter dated December 7, 2011. Please provide us a list of the names of the 15 private companies.

Financial Statements

Notes and Management's Assumptions to Pro Forma Condensed Consolidated Financial Statements, pages F-7 to F-8

6. Please explain the amounts adjusted from general and administrative expenses in adjustment (CC) in further detail and clarify how this adjustment complies with Article 11 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-13

7. Please tell us your basis in GAAP for classifying the payment you made to terminate an interest rate swap within the financing activities section of your statement of cash flows.

Notes to Consolidated Financial Statements, page F-14

Note 2 – Investments, page F-19

8.   You disclose that in 2009, 2010, and 2011 properties leased to a tenant were exchanged in nonmonetary transactions for other properties of equivalent value with the same tenant. Please tell us your accounting policy for these nonmonetary transactions and how you determined that the amount of the investments should remain unchanged.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Julian T.H. Kleindorfer, Esq.
        Latham & Watkins LLP
        Via E-mail